UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   ROWLAND             MARCUS   C.
   6100 N. Western Avenue


   Oklahoma City, OK  73118
2. Issuer Name and Ticker or Trading Symbol
   Chesapeake Energy Corporation (CHK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec. Vice President  & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/05/02    F        4,561         D  $6.4400                     D  Direct
Common Stock                                  03/05/02    M        31,250        A  $0.9400                     D  Direct
Common Stock                                  03/06/02    S        26,500        D  $6.4000      19,959         D  Direct

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $4.0000                                                                                 05/04/10
(right to buy)
Non-Qualified Stock Option     $5.5600                                                                                 11/07/10
(right to buy)
Non-Qualified Stock Option     $6.1100                                                                                 07/10/11
(right to buy)
Non-Qualified Stock Option     $6.1100                                                                                 12/14/11
(right to buy)
Incentive Stock Option (right  $1.1300                                                                                 10/16/08
to buy)
Non-Qualified Stock Option     $0.9400         03/05/02       M                          31,250                        03/05/09
(right to buy)
Non-Qualified Stock Option     $1.1300                                                                                 10/16/08
(right to buy)

Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   75,000                    75,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   85,000                    85,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   90,000                    90,000        D   Direct
(right to buy)
Incentive Stock Option (right            Common Stock                   88,495                    88,495        D   Direct
to buy)
Non-Qualified Stock Option     03/05/02  Common Stock                   31,250                    31,250        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,872                    10,872        D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ By: Jennifer M. Grigsby
    For: Marcus C. Rowland
DATE 04/03/02